# SEI Investments Distribution Co.
## Statement of Changes in Shareholder's Equity
## Year Ended December 31, 2017

*(in thousands of dollars, except share data)*

| | Common Stock | | Capital in Excess of Par Value | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance, January 31, 2017** | 1,000 | $ 1 | $ 20,309 | $ 9,376 | $ 29,686 |
| Net income | — | — | — | 20,366 | 20,366 |
| Dividend | — | — | — | (20,000) | (20,000) |
| **Balance, December 31, 2017** | 1,000 | $ 1 | $ 20,309 | $ 9,742 | $ 30,052 |

The accompanying notes are an integral part of these financial statements.